UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 237TH MEETING OF THE BOARD

OF DIRECTORS HELD ON FEBRUARY 26, 2014

1. DATE, TIME AND PLACE: On February 26, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L.S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived since all those present were aware of its contents. The Directors also resolved that these minutes be drawn up in summary form, and the publication of these minutes as an excerpt without the signatures of the directors.

After examining and discussing the items on the Agenda, the Directors resolved to:

(i)        Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in February;

(ii)       Approve the minutes of the 235th and 236th meetings of the Board of Directors held on January 29, 2014 and February 4, 2014, respectively;

(iii)      Take cognizance of the key management developments and material facts in the month, as reported by the Chief Executive Officer;

(iv)      (iv.i) Approve, in accordance with item “u”, Article 17 of the Bylaws, the provision of guarantee, by CPFL Energia, in the form of suretyship, in the total amount of up to two billion, four hundred sixty-seven million, five hundred thousand reais (R$ 2,467,500,000.00), related to the funding activities as part of the 2014 Funding Plan (2015 Prefunding and Liability Management), to be contracted by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and CPFL Geração de Energia S.A. (“CPFL Geração” and jointly with others, “Subsidiaries”), under the types, terms and conditions established in Resolution No. 2014010-E of the Board of Executive Officers; and (iv.ii) Recommend to the representatives of the Company in the Management bodies of the Subsidiaries to vote for the approval of the funding mentioned in item “iv.i” above;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

It was placed on record that (a) the funding was subject to preliminary analysis by the Budget and Corporate Finance Commission, and the funding from Banco do Brasil S.A. (“BB”) was previously analyzed by the Related Parties Committee; and (b) Directors Renê Sanda and Deli Soares Pereira abstained from participating in the discussions and voting on the funding from BB, considering that BB is a Related Party;

(v)       Recommend that the Company’s representatives on the Management bodies of the subsidiaries vote for approval of the following items: (v.i) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): (a)  the issue of unsecured, non-convertible debentures, pursuant to Instruction No. 476/2009 of the Securities and Exchange Commission of Brazil (CVM), under the coordination of BB, in accordance with the conditions established in Resolution No. 2014007-E of the Board of Executive Officers, with Directors Renê Sanda and Deli Soares Pereira abstaining from participating in the discussions and voting on the engagement of BB; (b)  capital increase within the authorized capital - Resolution No. 2014008-E of the Board of Executive Officers; and (c)  opening of a branch in Jundiaí, São Paulo - Resolution No. 2014009-E of the Board of Executive Officers; (v.ii) RGE: execution of the addenda to the contract for the provision of continuous construction and scheduled maintenance services to the electricity lines and distribution grids in urban and rural areas (CCM) - Resolution No. 2014006-E of the Board of Executive Officers; and (v.iii) CPFL Piratininga: contracting of CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) for the provision of CCM services - Resolution No. 2014012-E of the Board of Executive Officers;

(vi)      Take cognizance of Law No. 12,846/13 from the presentation made by KPMG Auditores, and (a) manifested its opinion on the importance of identifying the “guardian” for this matter in the Company; (b) requested a diagnosis of the current situation and suggestions for improvement; and (c) suggested that a survey be conducted regarding the procedures to be adopted by the executives; and

(vii)    Take cognizance of the Anticorruption Program of CPFL Energia, as reported by the Chief Risk Management and Internal Controls Officer, recognizing the scope of the proposed action plan and requesting periodical follow-up, stressing the importance of recording the preparation and monitoring process in the minutes of meetings of Management and advisory bodies of the Company.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.